

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

November 21, 2008

R. Daniel Blanton
President & Chief Executive Officer
Southeastern Bank Financial Corporation
3530 Wheeler Road
Augusta, GA 30909

      Re: **Southeastern Bank Financial Corporation**
              Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
              Filed November 13, 2008
              File No. 000-24172

Dear Mr. Blanton:

      We have completed our review of your Preliminary Proxy Statement on Schedule 14A and have no further comments at this time.

                      Sincerely,

                      Jessica Livingston
                      Staff Attorney